                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                               ------------------



                                 SCHEDULE 14D-1
                               (FINAL AMENDMENT)


                   TENDER OFFER STATEMENT PURSUANT TO SECTION
                14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                      AND

                                  SCHEDULE 13D

             STATEMENT OF BENEFICIAL OWNERSHIP PURSUANT TO SECTION
                  13(D) OF THE SECURITIES EXCHANGE ACT OF 1934

                               ------------------



                            FINGERHUT COMPANIES, INC.
                            -------------------------
                            (Name of Subject Company)


           BENGAL SUBSIDIARY CORP.; FEDERATED DEPARTMENT STORES, INC.
           ----------------------------------------------------------
                                    (Bidders)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                     ---------------------------------------
                         (Title of Class of Securities)


                                    317867109
                                    ---------
                      (CUSIP Number of Class of Securities)


                               Dennis J. Broderick
         Senior Vice President, General Counsel and Corporate Secretary
                        Federated Department Stores, Inc.
                              7 West Seventh Street
                             Cincinnati, Ohio 45202
                                 (513) 570-7000
      ---------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
      Authorized to Receive Notices and Communications on Behalf of Bidder)



                                    Copy to:


                            Robert A. Profusek, Esq.
                           Jones, Day, Reavis & Pogue
                              599 Lexington Avenue
                            New York, New York 10022
                                 (212) 326-3939

CUSIP NO. 317867109                                              14D-1/A AND 13D

--------------------------------------------------------------------------------
     1       NAME  OF REPORTING  PERSONS
             S.S. OR I.R.S.  IDENTIFICATION   NOS. OF ABOVE  PERSONS

             Federated Department Stores, Inc.
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE  BOX  IF A MEMBER  OF A GROUP*       (a) / /
                                                                        (b) / /
--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             WC, OO (See Item 3)
--------------------------------------------------------------------------------
     5       CHECK BOX  IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED
             PURSUANT  TO ITEM  2(d) or 2(e)    /   /

--------------------------------------------------------------------------------
     6       CITIZENSHIP  OR PLACE  OF ORGANIZATION

             Delaware
--------------------------------------------------------------------------------
                          7      SOLE VOTING  POWER

                                 None
         NUMBER OF        ------------------------------------------------------
          SHARES          8      SHARED VOTING  POWER
       BENEFICIALLY
         OWNED BY                47,806,078
           EACH           ------------------------------------------------------
         REPORTING        9      SOLE DISPOSITIVE  POWER
        PERSON WITH
                                 None
                          ------------------------------------------------------

                         10      SHARED DISPOSITIVE  POWER

                                 47,806,078
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             47,806,078 Shares
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*    /  /

--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             96.3%
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 317867109                                              14D-1/A AND 13D

--------------------------------------------------------------------------------
     1       NAME  OF REPORTING  PERSONS
             S.S. OR I.R.S.  IDENTIFICATION   NOS. OF ABOVE  PERSONS

             Bengal Subsidiary Corp.
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE  BOX  IF A MEMBER  OF A GROUP*       (a) / /
                                                                        (b) / /
--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             WC, OO (See Item 3)
--------------------------------------------------------------------------------
     5       CHECK BOX  IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED
             PURSUANT  TO ITEM  2(d) or 2(e)       / /

--------------------------------------------------------------------------------
     6       CITIZENSHIP  OR PLACE  OF ORGANIZATION

             Minnesota
--------------------------------------------------------------------------------
                          7      SOLE VOTING  POWER

                                 None
         NUMBER OF        ------------------------------------------------------
          SHARES          8      SHARED VOTING  POWER
       BENEFICIALLY
         OWNED BY                47,806,078
           EACH           ------------------------------------------------------
         REPORTING        9      SOLE DISPOSITIVE  POWER
        PERSON WITH
                                 None
                          ------------------------------------------------------

                         10      SHARED DISPOSITIVE  POWER

                                 47,806,078
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             47,806,078 Shares
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*    /  /

--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             96.3%
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     This Amendment No. 4 is to the Tender Offer Statement on Schedule 14D-1, originally filed on February 18, 1999, as thereafter amended (as amended, the "Statement"), that relates to the offer by Bengal Subsidiary Corp. ("Purchaser"), a wholly owned subsidiary of Federated Department Stores, Inc. ("Parent"), to purchase all outstanding common shares (the "Shares"), of Fingerhut Companies, Inc. (the "Company"). Capitalized terms not defined in this Amendment have the meanings assigned to them in the Offer To Purchase.

     The Statement is hereby amended and/or supplemented as provided below:

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     Item 6(a) and (b) is hereby amended and supplemented by adding to the end thereof the following:

     At 12:00 Midnight, Eastern Time, on Wednesday, March 17, 1999, the Offer expired. Based on information provided by the Depositary, Purchaser purchased approximately 47,806,078 Shares, of which 1,267,371 Shares were tendered pursuant to notices of guaranteed delivery. The acceptance of such tendered Shares resulted in the Purchaser beneficially owning approximately 96.3% of the outstanding Shares.

     The Merger will be effected as promptly as practicable. In the Merger (subject to certain exceptions), each Share not purchased pursuant to the Offer will be converted into the right to receive the Per Share Amount paid in the Offer.

ITEM 10. ADDITIONAL INFORMATION.

     Item 10(f) is hereby amended and supplemented by adding to the end thereof the following:

     On March 18, 1999, Parent issued a press release, a copy of which is included as exhibit (a)(10) hereto and incorporated herein by reference, which announced that Purchaser has accepted for payment all Shares validly tendered pursuant to the Offer.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

     Item 11 is hereby amended to add the following exhibit:

     (a)(10) Press release issued by Parent on March 18, 1999

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 18, 1999      BENGAL SUBSIDIARY CORP.


                            By: /s/  JOHN R. SIMS
                                     ------------
                                     Name:  John R. Sims
                                     Title: Vice President, Secretary and
                                            Treasurer


                            FEDERATED DEPARTMENT STORES, INC.


                            By: /s/  KAREN M. HOGUET
                                     ---------------
                                     Name:  Karen M. Hoguet
                                     Title: Chief Financial Officer

                                  EXHIBIT INDEX

EXHIBIT
    NO.                                    DESCRIPTION
--------                                   -----------

(a)(10)                    Press release issued by Parent on March 18, 1999
